Exhibit 7.1

Exhibit 7.1	Ratio of earnings to fixed charges — continuing operations

For the purpose of computing this ratio, earnings consist of the income from Continuing operations before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges excluding capitalised interest. Fixed charges consist of interest (including capitalised interest) on all indebtedness, amortisation of debt discount and expense and that portion of rental expense representative of the interest factor.

	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges

For the Group (under UK GAAP)	1.5	2.3	1.7	2.4	1.6

For the Group with material adjustments to accord with US GAAP	0.6	1.0	1.5	—	1.3

The deficiency of earnings to fixed charges under US GAAP for the years ended December 31, 2003, and 2000 was £73m and £422m respectively.